PRESS RELEASE

Sanofi Pasteur and MSD end joint vaccines business in Europe

Paris, France - January 2, 2017 - Sanofi and its vaccines global business unit Sanofi Pasteur confirmed today the end of their vaccine joint-venture with MSD (known as Merck & Co. Inc., in the United States and Canada), Sanofi Pasteur MSD (SPMSD). Sanofi Pasteur and MSD will separately pursue their own vaccine strategies in Europe, integrating their respective European vaccines business into their operations. The change in operations took effect January 1, 2017.

Since its announcement in March 2016, the project has been managed in an open dialogue with the SPMSD employees, unions and relevant external stakeholders, in compliance with the applicable rules and regulations. During the transitional period following the announcement of the ending of the joint-venture, SPMSD and Sanofi and Merck, its shareholders, have been focused on a smooth and orderly transition while achieving their public healthcare goals and upholding their commitments to their employees, customers and business partners.

Each company will be able to define its own vaccines strategy to benefit public health and create value for patients, healthcare professionals, and payers. In November 2015, as part of its strategic roadmap 2020, Sanofi announced that it would reshape its portfolio, namely through sustained leadership in vaccines.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of Sanofi, provides more than 1 billion doses of vaccine each year, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur produces a portfolio of high quality vaccines that matches its areas of expertise and meets public-health demand. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

1/2

Forward Looking Statements of Sanofi

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Pasteur Global Media Relations	Sanofi Investor Relations
Alain Bernal	George Grofik
T. +33 (0)4 37 37 50 38	T. + 33 (0)1 53 77 45 45
alain.bernal@sanofipasteur.com	ir@sanofi.com
www.sanofipasteur.com

2/2